SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13E-3 Thereunder

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED

(Name of the Issuer)

Saunders Acquisition Corporation

Franklin Electronic Publishers, Incorporated

Barry J. Lipsky

Frank A. Musto

Toshihide Hokari

Howard L. Morgan

James H. Simons

Shining Sea Limited

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

353515109

(CUSIP Number of Class of Securities)

Saunders Acquisition Corporation

Attention: Barry J. Lipsky

2 Briarwood Ct.

Princeton Junction, NJ 08550

(609) 509-3024

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

Copy to:

Robert L. Kohl, Esq.	David Boillot, Esq.
Katten Muchin Rosenman LLP	Reitler Kailas & Rosenblatt LLC
575 Madison Avenue	885 3rd Avenue, 20th Floor
New York, NY 10016	New York, NY 10022
(212) 940-6380	(212) 209-3050

This statement is filed in connection with (check the appropriate box):

☒a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐b.	The filing of a registration statement under the Securities Act of 1933.

☐c.	A tender offer.

☐d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$14,690,472.11	$819.79

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding: (i) the product of (a) 5,645,173 outstanding shares of Common Stock that are proposed to be acquired in the merger and the (b) per share merger consideration of $2.50 in cash; and (ii) the product of (a) 511,097 shares of Common Stock issuable upon exercise of outstanding vested options to purchase Common Stock with a per share exercise price of less than $2.50 and (b) $1.13 per share in consideration for the cancellation of such options, which is the excess of $2.50 over the weighted average exercise price of such options.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11 and Fee Advisory #3 for the Fiscal Year 2010, was calculated by multiplying the transaction value by $55.80/$1,000,000

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous fling by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $819.79

Form or Registration No.: Schedule 14A

Filing Party: Franklin Electronic Publishers, Incorporated

Date Filed: November 24, 2009

Introduction

This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Statement”), amends the Amendment No.1 Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons (as defined below) on November 24, 2009, and is being filed with the SEC by such Reporting Persons. For purposes hereof, “Reporting Persons” collectively means Saunders Acquisition Corporation, a Delaware corporation, Franklin Electronic Publishers, Incorporated, a Pennsylvania corporation (“Franklin”), Barry J. Lipsky, Frank A. Musto, Toshihide Hokari, Howard L. Morgan, James H. Simons and Shining Sea Limited.

This Statement is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Statement, all information in this Schedule 13E-3 remains unchanged.

Item 15.	Additional Information

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

On February 24, 2010, at a special meeting of Franklin’s stockholders, Franklin’s stockholders voted to approve the Agreement and Plan of Merger, dated as of September 30, 2009, and as amended as of February 11, 2010, by and between Franklin and Saunders (the “Merger Agreement”).

On February 24, 2010, Franklin filed a Certificate of Merger with the Secretary of State of the State of Delaware and Articles of Merger with the Department of State of the Commonwealth of Pennsylvania, pursuant to which Saunders merged with and into Franklin, with Franklin continuing as the surviving corporation (the “Merger”). Under the terms of the Merger Agreement, each share of Franklin common stock, par value $0.01 per share (the “Common Stock”), outstanding at the effective time of the Merger (other than shares owned by Saunders) was cancelled and converted into the right to receive $2.50 in cash, without interest. Under the terms of the Merger Agreement, each of Franklin’s vested stock options was cancelled and converted into a right, held by each holder thereof, to receive a payment in cash equal to the product of (i) the excess, if any, of $2.50 over the exercise price per share of Common Stock subject to such option, multiplied by (ii) the number of shares of Common Stock subject to such option as of the effective time of the Merger, less applicable withholding taxes. If the exercise price per share of Common Stock subject to vested options exceeded $2.50, such stock options were cancelled without consideration. Stock options that did not vest as of the effective time of the Merger were also cancelled without consideration.

As a result of the Merger, the Common Stock ceased to trade on the NYSE Amex (“NYSE”) as of the close of trading on February 24, 2010, and NYSE has filed an application on Form 25 with the SEC to report that the Common Stock is no longer listed on NYSE. On February 24, 2010 Franklin filed a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend Franklin’s reporting obligations under Sections 15(d) of the Exchange Act.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1)	Definitive Proxy Statement of Franklin Electronic Publishers, Incorporated on Schedule 14A filed by Franklin Electronic Publishers, Incorporated with the SEC on January 27, 2010, incorporated by reference herein.

(a)(2)	Definitive Additional Materials of Franklin Electronic Publishers, Incorporated on Schedule 14A filed by Franklin Electronic Publishers, Incorporated with the SEC on February 10, 2010, incorporated by reference herein.

(b)	Not applicable.

(c)(1)	Fairness Opinion of Oppenheimer & Co. Inc., dated September 30, 2009, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2)	Presentation of Oppenheimer & Co. Inc., dated June 29, 2009*

(c)(3)	Presentation of Oppenheimer & Co. Inc., dated August 13, 2009*

(c)(4)	Presentation of Oppenheimer & Co. Inc., dated September 15, 2009*

(c)(5)	Presentation of Oppenheimer & Co. Inc., dated September 30, 2009*

(d)(1)	Exchange Agreement, dated as of May 29, 2009, by and among Marcy Lewis, James H. Simons, Shining Sea Limited, Howard L. Morgan, Barry J. Lipsky, Toshihide Hokari, Frank A. Musto and Saunders Acquisition Corporation, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed with the SEC on May 29, 2009 by Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis and Shining Sea Limited.

(d)(2)	Exchange Agreement, dated as of September 11, 2009, by and among Julien David, Morton David, in his capacity as trustee of the Claudia David 1985 Trust, the Aaron J. David 1989 Trust and the Zachary M. David 1992 Trust, and Saunders Acquisition Corporation, incorporated by reference to Exhibit 7.06 to the Schedule 13D/A filed with the SEC on September 18, 2009 by Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis, Shining Sea Limited, Julien David and Morton David.

(f)	Not applicable.

(g)	Not applicable.

*	As previously filed as an exhibit to the Amendment No. 1 to the 13E-3 Transaction Statement on Schedule 13E-3 filed by the Reporting Persons with the SEC on January 6, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 25, 2010.

SAUNDERS ACQUISITION CORPORATION

By:	/s/ Barry J. Lipsky
Name:	Barry J. Lipsky
Title:	President

FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED

By:	/s/ Toshihide Hokari
Name:	Toshihide Hokari
Title:	Senior Vice President and Chief Operating Officer

/s/ Barry J. Lipsky
Barry J. Lipsky

/s/ Toshihide Hokari
Toshihide Hokari

/s/ Frank A. Musto
Frank A. Musto

/s/ Howard L. Morgan
Howard L. Morgan

/s/ James H. Simons
James H. Simons

SHINING SEA LIMITED

By:	/s/ Lori Gazzard
Name:	Lori Gazzard
Title:	Alternate Director

By:	/s/ Barbara Patterson
Name:	Barbara Patterson
Title:	Director

EXHIBIT INDEX

(a)(1)	Definitive Proxy Statement of Franklin Electronic Publishers, Incorporated on Schedule 14A filed by Franklin Electronic Publishers, Incorporated with the SEC on January 27, 2010, incorporated by reference herein.

(a)(2)	Definitive Additional Materials of Franklin Electronic Publishers, Incorporated on Schedule 14A filed by Franklin Electronic Publishers, Incorporated with the SEC on February 10, 2010, incorporated by reference herein.

(b)	Not applicable.

(c)(1)	Fairness Opinion of Oppenheimer & Co. Inc., dated September 30, 2009, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2)	Presentation of Oppenheimer & Co. Inc., dated June 29, 2009*

(c)(3)	Presentation of Oppenheimer & Co. Inc., dated August 13, 2009*

(c)(4)	Presentation of Oppenheimer & Co. Inc., dated September 15, 2009*

(c)(5)	Presentation of Oppenheimer & Co. Inc., dated September 30, 2009*

(d)(1)	Exchange Agreement, dated as of May 29, 2009, by and among Marcy Lewis, James H. Simons, Shining Sea Limited, Howard L. Morgan, Barry J. Lipsky, Toshihide Hokari, Frank A. Musto and Saunders Acquisition Corporation, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed with the SEC on May 29, 2009 by Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis and Shining Sea Limited.

(d)(2)	Exchange Agreement, dated as of September 11, 2009, by and among Julien David, Morton David, in his capacity as trustee of the Claudia David 1985 Trust, the Aaron J. David 1989 Trust and the Zachary M. David 1992 Trust, and Saunders Acquisition Corporation, incorporated by reference to Exhibit 7.06 to the Schedule 13D/A filed with the SEC on September 18, 2009 by Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis, Shining Sea Limited, Julien David and Morton David.

(f)	Not applicable.

(g)	Not applicable.

*	As previously filed as an exhibit to the Amendment No. 1 to the 13E-3 Transaction Statement on Schedule 13E-3 filed by the Reporting Persons with the SEC on January 6, 2010.

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